UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009

Commission File Number: 001-33768

CNINSURE INC.
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chief Executive Officer
Date: January 21, 2009

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EXHIBIT INDEX
Exhibit 99.1 – Press Release

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Exhibit 99.1
CNinsure Announces Preliminary Fourth-Quarter Financial Information
GUANGZHOU, China, January 20 — CNinsure Inc. (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced preliminary financial information for the quarter ended December 31, 2008.
Despite the recent economic slowdown in China, the Company expects to report net revenue for the quarter in line with the previous guidance of between RMB235 million and RMB250 million. Gross margin will remain flat as compared with the previous quarter, while operating margin is expected to be lower than that in the third quarter of 2008.
The decline in operating margin was primarily attributable to the increase of share-based compensation expenses in connection with the grant of new options and voluntary surrender and cancellation of previously granted options during the fourth quarter of 2008.
On November 21, 2008, various directors, officers and employees were granted options to acquire 32,000,000 ordinary shares of the Company at an exercise price of $0.278 per ordinary share, equal to the closing price of the Company’s American Depositary Shares on the Nasdaq Global Market on the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio), which resulted in the recognition of approximately RMB0.33 million share-based compensation expenses in the quarter ended December 31, 2008. The remaining expenses related to these option grants will be amortized over 4 years.
In late December 2008, in response to a call from CNinsure’s Chairman and Chief Executive Officer, Yinan Hu, for all staff members to stand together to face both challenges and opportunities lying ahead, various directors, officers and employees voluntarily surrendered certain previously granted options to purchase an aggregate of 30,804,500 ordinary shares of the Company. Those options had been granted to them in October 2007 at an exercise price of $0.8 per share. The surrendered options were cancelled immediately and, in accordance with paragraph 57 of SFAS123R, approximately RMB30 million share-based compensation expenses were recognized in the fourth quarter of 2008, representing the remaining unamortized share-based compensation expenses for these options.
“The surrender and cancellation of the options granted in 2007 will enable the company to grant the same number of options to new and existing staff members in the future as incentive awards, without creating further dilution to our current shareholders, and therefore to a certain degree protecting our shareholders’ interests,” said Mr. Hu.

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He added, “We always believe that the insurance intermediary business is a people’s business. By proper use of stock options as incentives, we expect to build a strong sales force and management team so as to maintain the robust growth momentum of our business and deliver the best returns to our shareholders in the long run.”
Commenting on the preliminary financial results, CNinsure’s Chief Financial Officer, Peng Ge, said, “The share-based compensation expenses were non-cash charges, and as such there was no impact on the company’s business operations and cash flow. We remain confident in the long-term growth of our business as well as our ability to further solidify our leading position in China’s insurance intermediary sector. ”
The Company is still in the process of finalizing its financial statements for the fourth quarter of 2008 and expects to provide its fourth quarter 2008 earnings release on February 24th, 2009.
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, and a slowdown in the Chinese economy and its potential impact on the sales of insurance products. All information provided in this press release is as of January 20, 2009, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86-20-6122-2777 x 850
Email: qiusr@cninsure.net

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